SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

COMPUTER TASK GROUP, INCORPORATED

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

205477102

(CUSIP Number)

James M. Lindstrom

AGS SPV I, LLC

104 Field Point Road, 3rd Floor

Greenwich, Connecticut 06830

(203) 979-4607

Evan Wax

Wax Asset Management, LLC

44 Cherry Lane

Madison, Connecticut 06443

(203) 941-0111

With a copy to:

Stuart Welburn

Corby J. Baumann

Thompson Hine LLP

335 Madison Avenue, 12th Floor

New York, New York 10017

(212) 344-5680

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 3, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205477102	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON AGS SPV I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 624,907
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 624,907
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 624,907
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 205477102	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Assurance Global Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 624,907
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 624,907
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 624,907
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 205477102	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON James M. Lindstrom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 624,907
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 624,907
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 624,907
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 205477102	13D	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON Wax Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 351,695
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 351,695
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 351,695
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 205477102	13D	Page 6 of 7 Pages

This Amendment No. 6 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 6”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on August 28, 2019 (as amended, the “Statement”) with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Computer Task Group, Incorporated, a New York corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings set forth in the Statement. Except as amended and supplemented by this Amendment No. 6, the Statement remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following before the last four paragraphs in Item 4:

On November 3, 2020, AGS and WAM sent a letter (the “November 2020 Letter”) to the Board of Directors of the Issuer due to the Issuer's lack of responsiveness to its October 2020 Letter. In the November 2020 Letter, the Reporting Persons discussed their views of the Issuer’s opportunity for value creation for its shareholders, including analyses of the Issuer's revenue growth and quarterly adjusted EBITDA margins as compared to certain peer companies, reiterated their previous proposal regarding reconstituting the Board of Directors and suggested the reconstituted Board of Directors direct the creation of a value enhancement plan. AGS and WAM additionally filed a press release announcing the November 2020 Letter. The foregoing descriptions of the November 2020 Letter and related press release are qualified in their entirety by reference to the full text of the press release, which includes the full text of the November 2020 Letter and which is attached hereto as Exhibit 99.7, and is incorporated herein by reference.

The Reporting Persons regularly review their investments in the Issuer and, based upon such review, intend to take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. As previously disclosed, and in light of the Issuer’s lack of action on the Reporting Persons’ proposals regarding improvements to corporate governance practices and to enhance shareholder value, among other things, as well as current economic, industry and market conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer, and/or changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and restated in its entirety as follows:

The response to Item 4 is incorporated herein by reference. Other than as disclosed in this Item 6, there are no other contracts, arrangements, understandings or relationships between the Reporting Persons and any person with respect to securities of the Issuer. The Reporting Persons have an informal oral agreement to act as a group for purposes of Regulation 13D solely with respect to the Common Stock of the Issuer. Except as otherwise set forth in this Statement, the Reporting Persons expressly disclaim beneficial ownership of any of the shares of Common Stock, and the filing of this Statement shall not be construed as an admission that, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, any Reporting Person is a beneficial owner of any such shares.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 6, which agreement is set forth on the signature page to this Statement.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following exhibit:

99.7	Press Release, dated November 3, 2020 (including Letter from Assurance Global Services LLC and Wax Asset Management to the Board of Directors of Computer Task Group, Incorporated, dated as of November 3, 2020).

CUSIP No. 205477102	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Issuer.

Dated: November 3, 2020

AGS SPV I, LLC,
by Assurance Global Services LLC, its managing member

/s/ James M. Lindstrom
James M. Lindstrom
Managing Member

ASSURANCE GLOBAL SERVICES LLC

/s/ James M. Lindstrom
James M. Lindstrom
Managing Member

/s/ James M. Lindstrom
James M. Lindstrom

WAX ASSET MANAGEMENT, LLC

/s/ Evan Wax
Evan Wax
President